Exhibit 99.2

Summary of businesses transacted at the Ninth Annual General Meeting of HDFC Bank Limited held on Monday, 2nd June, 2003 at 3.30 p.m. (Indian Standard Time) at Birla Matushri Sabhagar, 19, New Marine Lines, Mumbai — 400 020.

1.	The audited Balance Sheet as at 31st March, 2003 and Profit and Loss Account for the year ended 31st March, 2003 and the reports of the Directors and the Auditors thereon were adopted by the shareholders of the Bank.

2.	A dividend at the rate of 30% (i.e. Rs.3/- per share) was declared by the shareholders of the Bank.

3.	Mr. Vineet Jain, who retired by rotation was re-appointed as a Director of the Bank.

4.	Mr. Anil Ahuja, who retired by rotation was re-appointed as a Director of the Bank.

5.	M/s. P. C. Hansotia & Co., Chartered Accountants were re-appointed as the Statutory Auditors of the Bank to hold office from the conclusion of the 9th Annual General Meeting till the conclusion of next Annual General Meeting.

6.	Mr. Arvind Pande, who was appointed as an additional director of the Bank with effect from 15th January, 2003 pursuant to Section 260 of the Companies Act, 1956 of India, was entitled to hold the office only till the conclusion of the 9th Annual General Meeting of the Bank. Accordingly, he was again appointed as a Director by the shareholders of the Bank. The appointment of Mr. Pande is subject to retirement by rotation.

7.	Mrs. Renu Karnad, who was appointed as an additional director of the Bank with effect from 17th July, 2002 pursuant to Section 260 of the Companies Act, 1956 of India, was entitled to hold the office only till the conclusion of the 9th Annual General Meeting of the Bank. Accordingly, she was again appointed as a Director by the shareholders of the Bank. The appointment of Mrs. Karnad is subject to retirement by rotation.

8.	Mr. Keki Mistry, who was appointed as an additional director of the Bank with effect from 27th March, 2003 pursuant to Section 260 of the Companies Act, 1956 of India, was entitled to hold the office only till the conclusion of the 9th Annual General Meeting of the Bank. Accordingly, he was again appointed as a Director by the shareholders of the Bank. The appointment of Mr. Mistry is subject to retirement by rotation.

9.	The shareholders of the Bank approved, pursuant to Section 81 of the Companies Act, 1956 of India, the issue, offer and allotment of 1,00,00,000 equity stock options, entitling the option holders to subscribe for the Equity Shares of the Bank of the aggregate nominal face value not exceeding Rs.10,00,00,000/- pursuant to the Employee Stock Option Scheme (ESOS). These options shall be granted to the employees and directors of the Bank from time to time by the Compensation Committee of the Bank.